United States securities and exchange commission logo





                             March 31, 2023

       Paul Bay
       Chief Executive Officer
       Ingram Micro Holding Corporation
       3351 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Ingram Micro
Holding Corporation
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted March 9,
2023
                                                            CIK No. 0001897762

       Dear Paul Bay:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Summary
       Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data
       Non-GAAP Financial Measures, page 20

   1. In arriving at income from operations after taxes on page 22, please tell us and disclose whether the difference
between (a) income taxes on income from operations and (b)
                                                        provision for income
taxes is solely the removal of the current and deferred income taxes associated with the
total other (income) expenses adjustment. If not, please explain why not or revise.
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corporation
Comapany
March      NameIngram Micro Holding Corporation
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-11

2. We read your response to comment 6. The errors resulted in a $122 million or 51%
         overstatement of cash used in operating activities for the twenty-six weeks ended July 2,
         2022. As the quantitative magnitude of the errors rise, it is harder for qualitative factors to overcome quantitative significance. Please provide us with additional support for your determination that these errors were not material. Otherwise, revise your disclosures in the filing to clarify that the errors were material and provide appropriate ASC 250 disclosures.
       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Cristopher Greer